MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2009 and the notes thereto.

This Management’ Discussion and Analysis (“MD&A”) is dated April 29, 2010 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The significant policies are outlined in Note 3 to the Financial Statements and have been applied consistently for the twelve months ended December 31, 2009. The Financial Statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

In 2009, the main focus of the Company was to conduct a bulk sampling program to firm up the grade and the metallurgy of the newly discovered San Gonzalo deposit. The sampling program will also provide the needed concentrate material for further evaluation by the various smelters and trading companies and for on-site processing if deemed feasible.

Applications for permits to the various regulatory agencies were submitted early in the year and the permits were granted within 8 to 12 weeks after the applications were filed. After obtaining the permits, the Company was in a position to proceed with its operating plan for the bulk sampling program. The capital cost of the program was finalized and the expenditure was approved. In the meantime, the Company continued holding discussions with various concentrate buyers.

During the year, the Company provided progress reports and updates and by April 2010 reported significant progress towards its goal of beginning a 10,000 tonne bulk sample to facilitate a production decision regarding San Gonzalo.  Plant refurbishing is nearly complete and management expects to begin processing stockpiled ore for commissioning and testing purposes during the second quarter of 2010. Construction of the surface infrastructure and underground development are ongoing, and the Company expects to treat the 10,000 tonne San Gonzalo bulk sample after the stockpiled ore test has been completed.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

A major portion of the work and investment in 2009 centered on improving and upgrading the existing mine and equipment.  The Company is committed to making the facility modern and efficient for use in production well beyond the bulk sampling phase.

The Avino Mine operated continuously from 1974 to 2001, when low silver prices and the closure of a key smelter forced it to suspend operations. The eight-year shutdown meant virtually every aspect of the facility had to be upgraded or replaced. The Company has been fortunate to have a resourceful crew managing the project that have saved the Company a great deal of money and time by sourcing local parts and supplies and, when necessary, machining their own parts on site. The scope of the work has been extensive.

2009 Summary of Significant Events

Permits

The Company secured all permits to operate the San Gonzalo deposit and the processing plant at the rate of 250 tonnes per day (“tpd”). These permits are valid for processing the 10,000 tonne bulk sample as well as for full production. Avino has kept these permits in good standing with regular submissions to the regulatory authorities to maintain compliance.

Plant Power Supply

Finalization of an agreement with Mexico’s state power utility commission CFE (Commission Federal de Electricidad) resulted in an increase to the supply of power to the plant. This step was necessary to operate the 250 tpd circuit on a sustained basis, and it also resulted in an electrical system upgrade.

Mining Contractor

The Company selected and engaged the mining contractor, Desarrollo Minero Guadalupe S.A. de C.V. (“DMG”), for development work and extraction of the bulk sample. DMG began driving the decline in January. The mining contract will include driving approximately 1,000 metres of development consisting of a decline, crosscuts and raises. The Company expects to extend this contract with continued mining operations in the event the bulk sampling program results in positive cash flow.

Reclaim Water System

The water supply system from the tailings pond was completed and the two water storage tanks were cleaned out. Process water supply to the plant is now fully functional.

Assay Lab

Repairs to the assay lab were completed. A new AAS unit was also purchased to provide on-site control assays.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

Mill Circuit

The 250 tpd mill circuit is nearly complete with all major pieces in place. The mill will be tested with stockpiled material from earlier operations. The crushing plant was also upgraded with the purchase of a jaw crusher, installation of a new conveyor and major repairs to the cone crusher and vibrating screen.

Key Personnel

As the project advanced, the Company hired a Mining Engineer to monitor the development of the mine and oversee the work of DMG. The Company also began searching for a Plant Manager and Chief Assayer.

Progress Update For 2010

Underground Development

Ramp development is ongoing with about 65m to go before intersecting the San Gonzalo vein. Several narrow alterations rich in pyrite have been noted and logged during the advancement of the ramp. The 10m cut out for equipment turnaround in the ramp has been completed.

Buildings and Power Supply

The mine office, workshop and diesel fuel storage are approximately 80% complete. Design of oil spillage from the workshop and fuel storage has been factored in according to the land use permit. DMG has overseen the supply of the power generator and the air compressors. The hotel, miners quarters and telecommunications system are complete and fully functional.

Tailings and Reclaim Water Supply

The tailings reclaim water system is operational and plans are in place to reactivate the La Caricol water system as well to ensure milling operations will not be impacted during the balance of the dry season.

Electrical

The entire electrical system has been upgraded in order to comply with CFE requirements. The majority of this work has been completed. However, there is still additional work required as more equipment is added to the operating list.

Plant Refurbishing

The crushing circuit is currently undergoing commissioning. The Company is expecting a report from Metso Minerals verifying that the cone crusher is ready for service and the installation of the lubrication system is within specification.

The jaw crusher, screen and various conveyor belts have been tested and appear to be problem free. Longer running times are required, however, to ensure moving parts will not overheat during operations.

The 8x6 ball mill was started empty and the speed was measured at 22rpm. At this speed, it represents a little over 80% of critical so its capacity has been optimized. Ball charge is expected to range from 12 to 16 tonnes depending on the % desired loading.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

Bulk Sampling to Confirm Grade and Recoveries

The Company’s focus for 2009 was development of the mine and plant to conduct a 10,000 tonne bulk sample from the high-grade San Gonzalo zone. This sample will allow the Company to assess economics of the zone and confirm mineral grades obtained through earlier diamond drilling. The Company is also investigating potential buyers for the San Gonzalo concentrate. Samples have been shipped to various smelters for testing. The goal is to complete the bulk sample program and move into full production if results are positive.

The bulk sampling program will begin by processing older stockpiled materials grading 0.41% Cu, 90 g Ag/t and 1.1 g Au/t. This step will allow the fine tuning of the refurbished 250 tpd plant circuit prior to processing the higher grade San Gonzalo material.

NI 43-101 Resource Calculation
An NI 43-101 resource calculation for San Gonzalo, completed by Orequest Consultants, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

Ag	Au	Zinc	Lead
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

The decline will descend into the San Gonzalo vein, where drilling over the past two years has outlined a resource of 444,250 tonnes grading 332 g/t silver, 2.61 g/t gold, 1.5% zinc and 1.0% lead.  Exploration and development to expand the resource will continue.

In addition, Avino is also planning to explore new areas of the property, expand upon discoveries made in 2008 and follow up on the 2008 mapping and sampling. At present, trenching and 9,000 metres (29,520 feet) of new drilling have been proposed for up to 15 areas of the property. These proposals will be reviewed once the bulk sampling program has been completed.

Avino has operated continuously in Mexico since 1968, a period in which the Avino Mine produced for 27 years. During the long history, the Company has weathered a number of difficult economies. While the current market clearly presents challenges, the Company’s cash position of over C$2 million puts it in a strong position for continued growth and to bring the mine back into production. The Company will continue to invest aggressively in exploration and development.

Avino is uniquely positioned among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metals markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse. On November 13, 2008, the Eagle property was consolidated under option (now terminated) into the Eagle Project by Mega Precious Metals (“Mega”; formerly Mega Silver Inc.) of Thunder Bay, Ontario. From May 15 to September 17, 2009, Mega completed six NTW diamond drill holes on the Eagle property totaling 1,897.1m.

The 2009 Eagle Project work program was successful in indentifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

Mega has returned the Eagle property to Avino due to a change in its corporate exploration objective which is now focused in the Red Lake gold camp in northwest Ontario.  The Company’s feels that not enough work has occurred to fully expose the potential of the property.

Since discovery of the Eagle vein in 1920, the Eagle property has had numerous surface exploration campaigns, including 1964 and 1978/79 core drilling campaigns, the primary target of the 2009 drilling was the Eagle vein fault.

The primary purpose of the 2009 work was to test with core drilling both at depth, following a westerly rake in mineralization interpreted from long section (holes D09EE-01 & -02), and laterally along the strike of the Eagle Ag-Au-Pb-Zn-In vein fault from the area of historic drilling (holes D09EE-10 & -11). Holes D09EE-03 and -04 also tested the McLeod Fault at the projected western extension of the Eagle vein on the Eagle Property.

Outlook

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino Mine back into operation as quickly as possible. The Company expects to begin test operation of the plant in the second quarter of 2010. Processing of ore from the San Gonzalo zone will follow once this testing phase is complete.

Management remains focused on the following key objectives:

1)	Begin bulk sampling on the San Gonzalo zone;

2)	Complete bulk sampling and move into full production;

3)	Expand the San Gonzalo resource;

4)	Investigate the mineral potential of the many unexplored areas of the Avino property.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	December 31, 2009	December 31, 2008	December 31, 2007
Total revenues	$-	$-	$-
Loss before other Items	(669,178)	(1,575,913)	(868,527)
Loss for the year	(987,759)	(1,538,876)	(885,863)
Loss per share	(0.05)	(0.07)	(0.04)
Total assets	19,206,278	20,126,230	21,190,940
Total liabilities	2,241,179	2,508,776	2,532,414
Working capital	2,420,918	3,401,467	6,091,032

Over the last three fiscal years, the Company experienced a draw down on working capital and total assets because there were no funds raised through the issuance of stock or by other means. With the acquisition of control of Cia Minera in the year ended January 31, 2007 the liabilities in Cia Minera became consolidated with the Company and are no longer reported as a separate obligation. The acquisition of control of Cia Minera also resulted in a different liability at that time however and that was a future income tax liability which is currently $1,694,007. The future income tax liability and the future income tax recovery are due to the difference in carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment, which were acquired in the purchase of Cia Minera.

Results of Operations

Three months ended December 31, 2009 compared with the three months ended December 31, 2008.

Operating and administrative expenses

Operating and administrative expenses were $163,001 for the three month period ended December 31, 2009 as compared with of $630,460 for the three months ended December 31, 2008, a decrease of $467,459. Operating and administrative expenses were relatively constant during the period with the significant reduction of $228,833 in stock based compensation and $218,785 in sales tax recovery. Other changes in operating and administrative expenses included decreases of $1,377 in investor relations, $6,287 in salaries, $18,190 in professional fees and $3,706 in office. These decreases were offset by increases of $11,060 in general exploration.

Loss for the period

The loss for the three month period ended December 31, 2009 was $716,898 compared with a loss of $869,144 for the three month period ended December 31, 2008, a difference of $152,246. The difference is as a result of a decrease in operating and administrative expenses of $467,459, as discussed above. This decrease was offset by a write down on British Columbia mineral properties of $608,118. Smaller differences were also recognized with a greater loss in foreign exchange of $16,044 and a $25,000 difference due to no option revenue earned in 2009.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

Twelve months ended December 31, 2009 compared with the twelve months ended December 31, 2008.

Operating and administrative expenses

Operating and administrative expenses were $669,178 for the twelve month period ended December 31, 2009 as compared with of $1,575,913 for the twelve months ended December 31, 2008, a decrease of $906,735. The primary differences are attributable to decreases of $347,913 in stock-based compensation, $103,161 in investor relations and $395,108 in recovery of sale tax. Other decreases include $10,815 in travel and promotion, $8,529 in general exploration, $16,805 in office and miscellaneous, and $27,194 in salaries. The Company recorded $181,456 as a recovery to the Mexican Value-Added Tax (“VAT”) that was written off during the year end December 31, 2008. The Company received the majority of this tax back in cash refunds. The stock based compensation was lower as a result of fewer stock options granted in 2009. The lower expense in investor relations is due to a reduction in research reports and publications. The decline in travel expenses is a result of attending fewer trade shows.

Loss for the period

The loss for the twelve month period ended December 31, 2009 was $987,759 compared with a loss of $1,538,876 for the twelve month period ended December 31, 2008, a difference of $551,117. The decrease of $906,735 in operating and administrative expenses was offset by a reduction in interest income of $78,162, a reduction of $25,000 in option revenue and a write down on British Columbia mineral properties of $608,118. The Company also recorded a future income tax recovery of $239,562 as compared to an expense in 2008 of $98,653, a difference of $338,215. These were offset by a reduction in foreign exchange loss of $20,232, the difference between the loss of $18,249 in 2009 and $38,481 in 2008.

Summary of Quarterly Results

	2009	2009	2009	2009	2008	2008	2008	2008
Period ended	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sept 30 Q3	Jun 30 Q2	Mar 31 Q1
Gain (Loss) for the period	$(716,898)	$(41,545)	$(118,778)	$(110,538)	$(869,144)	$164,833	$(300,847)	$(533,718)
Loss per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.04)	0.01	(0.01)	(0.03)
Total assets	19,206,278	20,106,051	19,934,900	20,010,900	20,126,230	20,820,081	20,726,621	21,106,036

Quarterly results often fluctuate with changes in non-cash items such as stock-based compensation, future income tax and foreign exchange variances. The lower loss in the third quarter of fiscal 2009 was a result of the recovery of the Mexican Value-Added-Tax. While in the fourth quarter, the Company incurred a write down on British Columbia mineral properties of $608,118.

Liquidity and Capital Resources

During the year ended December 31, 2009, the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $320,100 and capital assets by $281,461. At this time the Company has no operating revenues but earned interest income of $68,224 during the year ended December 31, 2009. As the Company’s cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well therefore interest income is expected to decrease in future periods.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

At December 31, 2009, the Company had working capital of $2,420,918 and cash equivalents of $2,829,605. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. The annual cost for the bulk sampling program estimated by Orequest was $2,651,000 U.S. and the Company has stayed well below this budget. The Company has no immediate plans for the British Columbia properties during the remainder of the fiscal year 2009.

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended December 31, 2009, the company paid, or made provision for the future payment of the following amounts to related parties:

i)
$148,754 (2008 - $188,158; 2007 - $153,733) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$96,000 (2008 - $96,000; 2007 - $88,000) to a private company controlled by a Director for management fees;

iii)	$4,331 (2008 - $16,789; 2007 - $Nil) to a private company controlled by a director of a related company for geological consulting services;

iv)	$30,000 (2008 - $30,000; 2007 - $27,500) to a private company controlled by a director of a related company for consulting fees;

v)	$10,344 (2008 - $34,698; 2007 - $36,100) to a private company controlled by a director for geological consulting services;

vi)	$4,331 (2008 - $16,789; 2007 - $Nil) to a private company controlled by a director of a related company for geological consulting services;

vii)	$Nil (2008 - $Nil; 2007 - $40,513) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company;

viii)	$Nil (2008 - $Nil; 2007 - $65,577) in drilling expenses to ABC Drilling Services Inc., a private drilling company owned by Oniva;

ix)	$15,000 (2008 - $15,000; 2007 - $13,750) to Directors for Directors fees.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

The amounts due to related parties consist of $145,120 (December 31, 2008 - $145,011) due to Oniva; $18,000 (December 31, 2008 - $9,000) due to Directors for Directors fees; $Nil (December 31, 2008 - $16,789) due to a Director of a related company for geological services; $1,054 (December 31, 2008 - $Nil) due to a Director for geological services; and $516 (December 31, 2008 - $Nil) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the year ended December 31, 2009, $96,000 was paid to the President for services as director and officer of the Company; $14,040 was paid to the Corporate Secretary for services as an officer of the Company; and $19,800 was paid to the Chief Financial Officer for services as an officer of the Company.

Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) and Emerging Issues Committee Abstracts (“EIC”). Adoption of these requirements did not have a significant impact. For details of the specific accounting changes, refer to Note 3 (xv) of the Company’s Consolidated Financial Statements for the year ended December 31, 2009:

i)	Section 3064 Goodwill and Intangible Assets
ii)	EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
iii)	EIC 174 Mining Exploration Costs
iv)	Section 3862 Financial Instruments - Disclosures

Recent Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 3 (xvi) of the Company’s Consolidated Financial Statements for the year ended December 31, 2009:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008 the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for the interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company’s accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company’s consolidated financial statements.

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at December 31, 2009 and April 29, 2010.

The following are details of outstanding share options as at December 31, 2009 and April 29, 2010:

Expiry Date	Exercise Price Per Share		Number of Shares Remaining Subject to Options (Dec 31/09)	Number of Shares Remaining Subject to Options (Apr 29/10)
April 5, 2010	$1.35		42,500	-
April 5, 2010	$0.75	*	219,500	-
September 26, 2010	$0.75	*	52,500	52,500
April 26, 2011	$3.99		60,000	60,000
April 26, 2011	$0.75	*	865,000	865,000
February 27, 2013	$1.65		10,000	10,000
February 27, 2013	$0.75	*	410,000	410,000
September 22, 2014	$0.75		160,000	160,000
January 14, 2015	$0.81		-	75,000
			1,819,500	1,632,500

*
These options were re-priced to $0.75 on August 25, 2009.  The original prices for these options were granted at various prices of $1.35, $1.65 and $3.99.  Disinterested shareholders’ approval was obtained on June 26, 2009 for the re-pricing of the options to insiders and the TSX Venture Exchange approved all re-pricing on August 25, 2009.

The following are details of outstanding warrants as at December 31, 2009 and April 29, 2010:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Dec 31 /09)	Number of Underlying Shares (Apr 29/10)
March 20, 20101	$2.50	2,498,750
		2,498,750

1First extension was approved by the TSX Venture Exchange on February 29, 2008 extended the expiry date from March 20, 2008 to March 20, 2009. Second extension was approved by the TSX Venture on February 26, 2009 extended the expiry date from March 20, 2009 to March 20, 2010.

 Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2009

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2009 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at December 31, 2009 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 29, 2010. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.